Filed by Nuveen Select Tax-Free Income Portfolio (Commission File No. 333-288619) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New York Select Tax-Free Income Portfolio

(Commission File No. 811- 06624)

Nuveen California Select Tax-Free Income Portfolio (NXC)

Nuveen New York Select Tax-Free Income Portfolio (NXN)

Nuveen Select Tax-Free Income Portfolio (NXP)

Supplemental Material for Proxy Advisory Firm
November 6, 2025

Below is additional information related to the Joint Proxy Statement/Prospectus dated August 25, 2025. Holders of common shares of Nuveen California Select Tax-Free Income Portfolio (NXC), Nuveen New York Select Tax-Free Income Portfolio (NXN), and Nuveen Select Tax-Free Income Portfolio (NXP) are being asked to vote on a reorganization proposal which would result in the transfer of all assets and liabilities of NXC and NXN to NXP in exchange for newly issued common shares of NXP.

While the reorganization will result in the loss of the state tax exemption for NXC and NXN shareholders, the Board considered several benefits of the reorganizations. Below, we provide further information about the Board’s recommendation for the reorganization.

•	Reorganization would significantly increase scale for the target funds (NXC and NXN), while also adding incremental scale for the acquiring fund (NXP).

	As of May 31, 2025
	NXC	NXN	NXP	Merged
Assets	84,364,324	47,538,986	743,527,913	875,431,223
% of Merged Fund	9.6%	5.4%	84.9%

•	NXP’s earnings yield is higher than both NXC and NXN, and it is expected the fund will be able to maintain or improve its portfolio yield following the portfolio transition post-reorganization.

	As of May 31, 2025
	NXC	NXN	NXP	Merged
Earnings Yield	3.99%	4.09%	4.46%	4.46%
Change	+0.47%	+0.37%	No Change	N/A

•	Total operating expenses are expected to decline for all funds as a result of increased scale. NXP’s management fee schedule has lower fees at each breakpoint, so additional assets will result in increased savings for NXP while providing more meaningful fee savings for both NXC and NXN shareholders. Additionally, fixed other expenses will be spread across a larger asset base, resulting in reduced other expenses.

	Management Fees	Other Expenses	Total Operating Expenses	Operating Expense Savings
NXC	0.26%	0.12%	0.38%	0.15%
NXN	0.26%	0.19%	0.45%	0.22%
NXP	0.18%	0.05%	0.23%	0.00%
Merged	0.18%	0.05%	0.23%

•	As a result of greater market capitalization, we anticipate NXP shareholders will experience better secondary market trading in terms of narrower bid/ask spreads and greater liquidity. NXC and NXN shareholders through the reorganization into NXP should experience significant bid/ask spread improvement as well as materially greater liquidity.

	As of May 31, 2025
	6 Month Avg Bid/Ask Spreads (bps)	Bid/Ask Spread Improvement (bps)	Average Daily Trading Volume
NXC	51.30	+15.43	Increase
NXN	286.04	+250.17	Increase
NXP	35.87	Improves	Increase

•	Over time, all three funds have traded relatively well in the secondary market, although NXP has consistently traded better in the secondary market. As a result of the reorganization, common shares of the combined fund are expected to trade at a materially narrower discount relative to the historical discounts of NXC and NXN. While there can be no guarantee that the combined fund will trade at a narrower discount, NXP’s common shares have traded at a discount that has historically been lower than that of NXC and NXN. Below is the premium/discount history for the funds as of May 31, 2025.

	NXC	NXN	NXP
Current	-3.7%	-4.8%	0.6%
1-Year Average	-3.2%	-6.8%	1.1%
3-Year Average	-3.6%	-6.7%	-0.9%
5-Year Average	-1.7%	-6.0%	0.3%

•	NXP has produced incremental NAV and market price returns for shareholders over each time period when compared to both NXC and NXN. NXP’s broader investable universe has contributed to its outperformance when compared to the state funds.

	As of May 31, 2025
	Market Price				NAV
	1Y	3Y	5Y	10Y	1Y	3Y	5Y	10Y
NXC	2.25%	0.31%	-0.03%	1.97%	0.54%	1.01%	0.12%	2.35%
NXN	3.80%	2.85%	1.22%	2.32%	0.56%	1.18%	0.52%	1.91%
NXP	3.88%	3.68%	2.22%	4.00%	1.64%	2.09%	1.20%	3.08%

•	When summarizing net benefits to shareholders, it is expected that all fund shareholders will experience fee and expense savings, in addition to meaningful benefits from tighter bid/ask spreads and greater liquidity due to increased trading volumes.

As of May 31, 2025
	NXC	NXN	NXP
Operating Change Summary
Earnings Yield Change	+0.47%	+0.37%	No Change
Management Fee Savings	+0.080%	+0.080%	+0.002%
Other Expense Savings	+0.070%	+0.140%	+0.001%
Loss of State Tax Exemption Earnings Impact[1]	-0.13%	-0.34%	No Change

Secondary Market Change Summary
Discount Narrowing (3-year average)	+2.68%	+5.77%	No Change
Bid/Ask Spread Improvement (bps)	+15.43	+250.17	Improves
Average Daily Trading Volume	Increase	Increase	Increase

1  Loss of State Tax Exemption for NXC and NXN is estimated by calculating the taxable equivalent earnings rate for each fund assuming the maximum state tax rate and comparing to the net earnings rate of NXP.